CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2021

SILVERCREST METALS INC. TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of SilverCrest Metals Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of SilverCrest Metals Inc. and its subsidiaries (together, the Company) as of December 31, 2021 and 2020, and the related consolidated statements of loss and comprehensive loss, cash flows and shareholders’ equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the
U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of impairment indicators of property and equipment, construction in progress and mineral property

As described in Notes 2, 3 and 4 to the consolidated financial statements, the Company’s carrying values of property and equipment, construction in progress and mineral property amounted to $16.6 million, $84.3 million and $62.3 million, respectively, as of December 31, 2021. Management assesses whether any indication of impairment exists at the end of each reporting. If such an indication exists, the recoverable amount of an asset or cash generating unit (CGU) is estimated in order to determine the extent of the impairment, if any. Management applies critical judgment in assessing whether certain information would be considered an indicator of impairment. Management considers both internal and external information to determine whether there is an indicator of impairment. The factors that management considers in assessing whether there are any indicators of impairment include, but are not limited to, significant decreases in future gold and silver prices, increases in capital and operating costs, decreases in reserve and resource estimates and increases in the discount rate, if any. No impairment indicators were identified by management as of December 31, 2021.

The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators of property and equipment, construction in progress and mineral property is a critical audit matter are (i) the critical judgment made by management when assessing whether there were indicators of impairment, considering factors such as significant decreases in future gold and silver prices, increases in capital and operating costs, decreases in reserve and resource estimates and increases in the discount rate, if any; and (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate the audit evidence related to management’s assessment of impairment indicators of property and equipment, construction in progress and mineral property.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of impairment indicators of property and equipment, construction in progress and mineral property. These procedures also included, among others, evaluating the reasonableness of management’s conclusion with respect to impairment indicators, considering factors such as significant decreases in future gold and silver prices, increases in capital and operating costs, decreases in reserve and resource estimates and increases in the discount rate, if any, by considering (i) consistency with external market and industry data, (ii) the current and past performance of the Company, including relative to budget and (iii) evidence obtained in other areas of the audit, as applicable.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
March 23, 2022

We have served as the Company's auditor since 2019.

SILVERCREST METALS INC. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) AS AT

	December 31, 2021	December 31, 2020

ASSETS
Current assets
Cash and cash equivalents	$176,515	$135,136
Amounts receivable (note 7)	88	342
Value-added taxes receivable	10,211	345
Prepaid expenses and other	3,303	4,586
Total current assets	190,117	140,409

Non-current assets
Value-added taxes receivable	13,082	12,198
Deposits	92	73
Mineral property, plant and equipment (note 4)	165,686	39,009
Total non-current assets	178,860	51,280

TOTAL ASSETS	$368,977	$191,689

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities (notes 7 and 8)	$10,385	$13,412
Lease liabilities	178	138
Total current liabilities	10,563	13,550

Non-current liabilities
Lease liabilities	263	172
Debt (note 5)	87,168	28,967
Reclamation and closure provision (note 6)	2,713	-
Total liabilities	100,707	42,689

Shareholders' equity
Capital stock (note 8)	401,736	265,939
Share-based payment reserve (note 8)	9,782	8,978
Foreign currency translation reserve	14,194	8,869
Deficit	(157,442)	(134,786)
Total shareholders' equity	268,270	149,000

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$368,977	$191,689

Nature of operations (note 1)

Commitments (note 4)

Subsequent events (note 13)

Approved by the Board and authorized for issue on March 23, 2022:

"N. Eric Fier"	Director	"Graham C. Thody"	Director

The accompanying notes are an integral part of these consolidated financial statements.	6

SILVERCREST METALS INC.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT FOR PER SHARE AMOUNTS; SHARES IN THOUSANDS)

FOR THE YEARS ENDED DECEMBER 31,

	2021	2020

Operating expenses
Exploration and evaluation expenditures	$(10,476)	$(48,170)
Depreciation (note 4)	(59)	(130)
General and administrative expenses	(2,039)	(1,223)
Marketing	(507)	(377)
Professional fees (note 7)	(1,099)	(841)
Remuneration (note 7)	(2,366)	(1,963)
Share-based compensation (notes 7 and 8)	(1,721)	(1,461)
	(18,267)	(54,165)
Other income (expense)
Foreign exchange loss	(5,171)	(7,226)
Interest expense	(27)	(34)
Interest income	1,085	1,493
Loss before income taxes	(22,380)	(59,932)

Income tax expense (note 9)	(384)	-
Loss for the year	$(22,764)	$(59,932)

Other comprehensive loss
Foreign currency translation adjustment	5,325	4,583
Comprehensive loss for the year	$(17,439)	$(55,349)

Basic and diluted loss per common share	$(0.16)	$(0.49)

Weighted average number of common shares outstanding	142,611	123,032

The accompanying notes are an integral part of these consolidated financial statements.	7

SILVERCREST METALS INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS) FOR THE YEARS ENDED DECEMBER 31,

	2021	2020

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the year	$(22,764)	$(59,932)
Adjustments for:
Depreciation (note 4)	59	395
Foreign exchange gain (loss), unrealized	2,660	(203)
Income tax expense	384	-
Income taxes paid	(285)	(53)
Interest expense	27	34
Interest income	(1,085)	(1,493)
Share-based compensation	2,013	2,721
Changes in non-cash working capital items:
Amounts receivable	58	584
Value-added taxes receivable	(10,745)	(6,200)
Prepaids and deposits	(713)	(3,895)
Accounts payable and accrued liabilities	(2,462)	1,353
Net cash used in operating activities	(32,853)	(66,689)

CASH FLOWS FROM INVESTING ACTIVITIES
Interest received	1,286	1,043
Expenditures on mineral properties, plant and equipment	(120,381)	(22,921)
Net cash used in investing activities	(119,095)	(21,878)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital stock issued	140,823	108,959
Capital stock issuance costs	(6,645)	(1,776)
Loan drawdown	60,000	28,967
Loan interest payment	(3,436)	-
Payment of lease liabilities	(153)	(138)
Net cash provided by financing activities	190,589	136,012

Effect of foreign exchange on cash and cash equivalents	2,738	2,702

Change in cash and cash equivalents, during the year	41,379	50,147
Cash and cash equivalents, beginning of the year	135,136	84,989
Cash and cash equivalents, end of the year	$176,515	$135,136

Cash and cash equivalents is represented by:
Cash	$125,587	$74,287
Cash equivalents	50,928	60,849
Total cash and cash equivalents	$176,515	$135,136

Non-cash investing activities
Capitalized to mineral property, plant, and equipment
Accounts payable and accrued liabilities	$6,611	$8,320
Depreciation (note 4)	$1,388	$-
Loan interest accretion (note 5)	$267	$-
Share-based compensation	$1,398	$-
Right-of-use asset recognized	$256	$-
Interest on lease liabilities	$9	$-
Recognition of reclamation and closure provision	$2,713	$-

The accompanying notes are an integral part of these consolidated financial statements.	8

SILVERCREST METALS INC. CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS; SHARES IN THOUSANDS)

	Capital stock		Share-based	Foreign currency
			payment	translation
	Number	Amount	reserve	reserve	Deficit	Total

Balance at December 31, 2019	107,471	$156,277	$8,668	$4,286	$(74,890)	$94,341

Capital stock issued (note 8)	18,881	105,264	-	-	-	105,264
Capital stock issuance costs (note 8)	-	(1,497)	-	-	-	(1,497)
Warrants exercised	50	150	-	-	-	150
Stock options exercised (note 8)	2,927	5,745	(2,199)	-	-	3,546
Stock options forfeited (note 8)	-	-	(36)	-	36	-
Share-based compensation, stock options (note 8)	-	-	2,545	-	-	2,545
Foreign exchange translation	-	-	-	4,583	-	4,583
Net loss for the year	-	-	-	-	(59,932)	(59,932)

Balance at December 31, 2020	129,329	265,939	8,978	8,869	(134,786)	149,000

Capital stock issued (note 8)	15,008	138,069	-	-	-	138,069
Capital stock issuance costs (note 8)	-	(6,645)	-	-	-	(6,645)
Stock options exercised (note 8)	1,312	4,373	(1,619)	-	-	2,754
Stock options forfeited (note 8)	-	-	(108)	-	108	-
Share-based compensation, stock options (note 8)	-	-	2,531	-	-	2,531
Foreign exchange translation	-	-	-	5,325	-	5,325
Net loss for the year	-	-	-	-	(22,764)	(22,764)

Balance at December 31, 2021	145,649	$401,736	$9,782	$14,194	$(157,442)	$268,270

The accompanying notes are an integral part of these consolidated financial statements.	9

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021

1. NATURE OF OPERATIONS

SilverCrest Metals Inc. (the "Company" or "SilverCrest") is a Canadian precious metals exploration and development company headquartered in Vancouver, BC. The Company was incorporated under the Business Corporations Act (British Columbia). The common shares of the Company trade on the Toronto Stock Exchange ("TSX") under the symbol "SIL" and on the NYSE-American under the symbol "SILV". The head office and principal address of the Company is 501-570 Granville Street, Vancouver, BC, Canada, V6C 3P1. The address of the Company's registered and records office is 19th Floor, 885 West Georgia Street, Vancouver, BC, Canada, V6C 3H4.

The Company's primary development asset is the Las Chispas Project, located in Sonora, Mexico.

The Company's business could be adversely affected by the effects of the ongoing outbreak of respiratory illness caused by the novel coronavirus ("COVID-19"). Since early March 2020, significant measures have been implemented in Canada, Mexico, and the rest of the world by governmental authorities in response to COVID-19. The Company cannot accurately predict the impact COVID-19 will have on the ability of third parties to meet their obligations with the Company, including due to uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In particular, the continued spread of the COVID-19 globally could materially and adversely impact the Company's business including without limitation, employee health, limitations on travel, the availability of industry experts and personnel, restrictions on planned drill and exploration programs, restrictions on the construction and commissioning of the Company's process plant, and other factors that depend on future developments beyond the Company's control. The current circumstances are dynamic and the impacts of COVID-19 on the Company's development and exploration activities, including the impact on the construction and commissioning schedule of its process plant, cannot be reasonably estimated at this time. The recent increase in COVID-19 cases and variants globally may impact the Company's operations due to additional government mandated shutdowns or closures.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation and measurement

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS").

These consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which are measured at fair value. Additionally, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

These consolidated financial statements were approved for issuance by the Board of Directors on March 23, 2022.

Basis of consolidation

These consolidated financial statements incorporate the financial statements of the Company and its subsidiaries, all of which are wholly owned. The Company consolidates subsidiaries where the Company can exercise control. Control is achieved when the Company is exposed to variable returns from involvement with an investee and can affect the returns through power over the investee. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. Subsidiaries are included in the consolidated financial results of the Company from the effective date of acquisition of control up to the effective date of loss of control.

The Company's principal subsidiaries at December 31, 2021 are as follows:

Subsidiary	Location	Ownership	Principal project or purpose
NorCrest Metals Inc.	Canada	100%	Holding company, borrower
Compañía Minera La Llamarada, S.A. de C.V.	Mexico	100%	Las Chispas Project
Babicanora Agrícola del Noroeste, S.A. de C.V.	Mexico	100%	Maintenance of surface rights

Intercompany assets, liabilities, equity, income, expenses, and cash flows between the Company and its subsidiaries are eliminated on consolidation.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currencies

The Company’s presentation currency is the United States dollar (“US$”). The functional currency is the currency of the primary economic environment in which the entity operates and has been determined for each entity within the Company. The Company considers the functional currency for its Canadian operations to be the Canadian dollar (“C$”) and its Mexican operations to be US$.

Foreign currency transactions

Foreign currency balances and transactions are translated into the respective functional currencies of each entity as follows:

● Monetary assets and liabilities are translated at period end exchange rates;

● Non-monetary assets and liabilities are translated at historical exchange rates in effect on the date transactions occurred;

● Revenue and expenses are translated using exchange rates approximating those in effect on the date transactions occurred; and

● Exchange gains and losses are included in profit or loss.

Translation to presentation currency

For entities with a functional currency other than US$, balances and transactions are translated as follows:

● Assets and liabilities were translated at period end exchange rates;

● Revenue and expenses are translated using exchange rates approximating those in effect on the date transactions occurred; and

● Exchange gains and losses arising on translation are recorded to foreign currency translation reserve.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments that are readily convertible to known amounts of cash with a term to maturity at the date of purchase of 90 days or less which are subject to an insignificant risk of change in value.

Value-added taxes receivable

Current taxes receivable includes Goods and Services Tax receivables generated on the purchase of supplies and services and are refundable from the Canadian government. Current and non-current taxes receivable includes value-added taxes ("VAT") receivables generated on the purchase of supplies and services and are receivable from the Mexican government. The Company classifies VAT receivables as non-current if it does not expect collection of certain amounts to occur within the next year. The recovery of VAT involves a complex application process and the timing of collection of VAT receivables is uncertain. The Company has not recognized a loss allowance for expected credit losses as VAT receivables are not contract assets and therefore outside the scope of IFRS 9.

Mineral property, plant, and equipment

Exploration and evaluation assets - acquisition costs

The costs of acquiring exploration properties, including transaction costs, are capitalized as exploration and evaluation assets. All other exploration and evaluation expenditures are expensed in the period in which they are incurred.

Acquisition costs for each exploration property are carried forward as an asset provided that one of the following conditions is met:

● Such costs are expected to be recouped in full through the successful exploration and development of the exploration property or alternatively, by sale; or

● Exploration and evaluation activities in the property have not reached a stage which permits a reasonable assessment of the existence of economically recoverable reserves, but active and significant operations in relation to the exploration property are continuing or planned.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral property, plant, and equipment (continued)

Exploration and evaluation assets - acquisition costs (continued)

The Company performs an assessment for impairment of capitalized amounts whenever the facts and circumstances indicate that the asset may exceed its recoverable amount. In the case of undeveloped properties, there may be only inferred resources to allow management to form a basis for the impairment review. The review is based on the Company's intentions for the development of such an exploration property and management's determination that the exploration property is not viable. If an exploration property is considered to be impaired, all unrecoverable costs associated with the property are charged to the consolidated statement of loss and comprehensive loss at the time the determination is made. For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units (CGUs) to which the exploration activity relates. If the recoverable amount of an individual asset cannot be determined, the recoverable amount is determined for the cash generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in the consolidated statement of loss and comprehensive loss.

Exploration and evaluation expenditures

Exploration and evaluation costs, net of incidental revenues, are charged to the consolidated statement of loss and comprehensive loss in the year incurred until the technical feasibility and commercial viability of the extraction of mineral reserves or resources from a particular mineral property has been determined, in which case subsequent exploration costs and the costs incurred to develop a property are capitalized into mineral property, plant, and equipment. The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as but not limited to: the extent to which mineral reserves or mineral resources have been identified through a feasibility study or similar level document; the results of optimization studies and further technical evaluation carried out to mitigate project risks identified in the feasibility study; the status of environmental permits, and the status of mining leases or permits.

Mineral property - development phase

Once the technical feasibility and commercial viability of an exploration property has been determined, it is then considered to be a mine under development and is reclassified to mineral property. The carrying value of capitalized exploration and evaluation acquisition costs are tested for impairment before they are transferred to mineral property.

All costs relating to the construction, installation, or completion of a mine that are incurred subsequent to the exploration and evaluation stage are capitalized to mineral property.

The Company assesses the stage of each mine under development to determine when an asset reaches the stage when it is in the condition for it to be capable of operating in a manner intended by management ("commercial production"). Determining when an asset has achieved commercial production is a matter of judgement. Depending on the specific facts and circumstances, the following factors may indicate that commercial production has commenced:

● all major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed;

● the completion of a reasonable period of testing of the mine plant and equipment;

● the ability to produce saleable product (e.g., the ability to produce ore within specifications);

● the mine has been transferred to operating personnel from internal development groups or external contractors;

● the mine or mill has reached a predetermined percentage of design capacity;

● mineral recoveries are at or near the expected production level; and

● the ability to sustain ongoing production of ore (i.e., the ability to continue to produce ore at a steady or increasing level).

Proceeds before intended use

Revenue from the sale of gold and silver ounces recovered before items of mineral property, plant, and equipment, such as the mine or process plant, are operating in the manner intended by management are recognized, along with related costs, in the consolidated statement of loss and comprehensive loss.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Mineral property, plant, and equipment (continued)

Mineral property - production phase

When management determines that a property is capable of commercial production, amortization of costs capitalized during development begins.

Once a mineral property has been brought into commercial production, the costs of any additional work on that property are expensed as incurred, except for exploration and development programs which constitute a betterment, which will be deferred and amortized over the remaining useful life of the related assets. Mineral properties include decommissioning and restoration costs related to the reclamation of mineral properties. Mineral properties are derecognized upon disposal, or impaired when no future economic benefits are expected to arise from continued use of the asset or the carrying value of the CGU exceeds its recoverable amount. Any gain or loss on disposal of the asset, determined as the difference between the proceeds received and the carrying amount of the asset is recognized in the consolidated statement of loss and comprehensive loss.

Mineral properties are amortized on the unit-of-production basis using the mineable ounces extracted from the mine in the period as a percentage of the total mineable ounces to be extracted in current and future periods based on mineral resources. Mineral properties are recorded at cost, net of accumulated depreciation and depletion and accumulated impairment losses and are not intended to represent future values. Recovery of capitalized costs is dependent on successful development of economic mining operations or the disposition of the related mineral property.

Property, plant, and equipment

Property, plant, and equipment is recorded at historical cost less accumulated depreciation and impairment charges.

The cost of an item of property, plant, and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and for qualifying assets, the associated borrowing costs.

Where an item of plant and equipment is comprised of major components with different useful lives, the components are accounted for as separate items of plant and equipment.

Plant and equipment is depreciated to its estimated residual value using the straight-line method over the estimated useful lives of the individual assets. The major categories of plant and equipment and their useful lives are as follows:

Category	Estimated life
Computer equipment	3-4 years
Mining equipment	5-15 years
Vehicles	4 years
Buildings	Life-of-mine
Mine plant and equipment	Life-of-mine
Underground infrastructure	Life-of-mine

Assets under construction are not depreciated until available for their intended use. Non-depreciable property, such as land, is recorded at historical cost, less any impairment charges.

The Company conducts a review of residual values, useful lives, and depreciation methods annually and when events and circumstances indicate such a review should be made. Any changes in estimates that arise from this review are accounted for prospectively.

An item of property, plant, and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in the statement of consolidated loss and comprehensive loss.
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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Reclamation and closure provision

The Company recognizes liabilities for statutory, contractual, constructive, or legal obligations, including those associated with the reclamation and closure of exploration and evaluation assets, mineral properties, plant, and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a liability for an environmental rehabilitation obligation is recognized at its present value if a reasonable estimate of cost can be made. The Company records the present value of estimated future cash flows, adjusted for inflation, associated with reclamation as a liability, at a risk-free rate, when the liability is incurred and increases the carrying value of the related assets for that amount. Subsequently, these capitalized reclamation and closure costs are amortized over the life of the related assets. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial estimates (additional reclamation and closure costs). The Company recognizes its environmental liability on a site-by-site basis when it can be reliably estimated. Environmental expenditures related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible are charged to the consolidated statement of loss and comprehensive loss.

Leases

The Company assesses whether a contract is or contains a lease, at the inception of a contract. The Company recognizes a right-of-use ("ROU") asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, at the commencement of the lease, with the following exceptions: (i) the Company has elected not to recognize ROU assets and liabilities for leases where the total lease term is less than or equal to 12 months, or (ii) for leases of low value. The payments for such leases are recognized in the consolidated statement of loss and comprehensive loss on a straight-line basis over the lease term.

The ROU asset is initially measured based on the present value of lease payments, lease payments made at or before the commencement day, and any initial direct costs. They are subsequently measured at cost less accumulated depreciation and impairment losses. The ROU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments include fixed payments less any lease incentives, and any variable lease payments where variability depends on an index or rate. When the lease contains an extension or purchase option that the Company considers reasonably certain to be exercised, the cost of the option is included in the lease payments.

ROU assets are included in mineral property, plant, and equipment, and the lease liability is presented as a separate line in the consolidated statement of financial position. Variable lease payments that do not depend on an index or rate are not included in the measurement of the ROU asset and lease liability. The related payments are recognized as an expense in the period in which the triggering event occurs and are included in the consolidated statement of loss and comprehensive loss.

Debt and borrowing costs

Debt is initially recognized at fair value, net of any transaction costs, and subsequently carried at amortized cost.

Borrowing costs that are directly attributable to the acquisition, construction, or production of a qualifying asset are capitalized as part of the cost of that asset until the asset is substantially complete and ready for its intended use. All other borrowing costs are expensed as incurred.
14

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Share-based compensation and payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees, and consultants. The cost of stock options granted is recorded based on the estimated fair-value at the grant date and charged to the consolidated statement of loss and comprehensive loss over the vesting period. Where stock options are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. The fair value of each tranche is measured at the date of grant using the Black-Scholes Option Pricing Model. Compensation expense is recognized over the tranche's vesting period by a charge to the consolidated statement of loss and comprehensive loss, with a corresponding increase to reserves based on the number of options expected to vest. Consideration paid for the shares on the exercise of stock options is credited to capital stock. When vested options are forfeited or are not exercised at the expiry date the amount previously recognized in share-based compensation is transferred to deficit. The number of options expected to vest is reviewed at least annually, with any impact being recognized immediately.

In situations where equity instruments are issued to non-employees and some or all the goods or services received by the entity as consideration cannot be specifically identified, they are measured at fair value of the share-based payment. Otherwise, share-based payments to non-employees are measured at the fair value of goods or services received.

Related party transactions

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control, and related parties may be individuals, such as key management personnel, including immediate family members of the individual, or corporate entities, including the Company's wholly owned subsidiaries. A transaction is a related party transaction when there is a transfer of resources or obligations between related parties.

Loss per share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average shares outstanding are increased to include additional shares for the assumed exercise of stock options and share units, if dilutive.

The number of additional shares is calculated by assuming that outstanding stock options and share unit were exercised and that the proceeds from such exercises were used to acquire common stock at the average market price during the reporting periods.

Taxation

Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to items recognized directly in equity. Current income tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

The Company follows the asset and liability method of accounting for income taxes whereby deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted or substantively enacted tax rates and laws expected to apply in the years in which temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred income tax assets and liabilities is recognized in operations in the period of substantive enactment.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded. Deferred income tax assets and liabilities are presented as non-current in the financial statements.
15

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial instruments

The Company classifies its financial instruments in the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income (loss) ("FVTOCI"), or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company's business model for managing the financial assets and their contractual cash flow characteristics. Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Company has opted to measure them at FVTPL.

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are recognized in profit or loss for the period.

An 'expected credit loss' impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to the present value of estimated future cash flows associated with the asset, discounted at the financial asset's original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in the consolidated statement of loss and comprehensive loss.

Adoption of new accounting standards and amendments

The Company adopted Interest Rate Benchmark Reform - Phase 2: Amendments to IFRS 9, IAS 39, IFRS 4 and IFRS 16 (the "Phase 2 Amendments") effective on January 1, 2021. Interest rate benchmark reform ("Reform") refers to a global reform of interest rate benchmarks, which includes the replacement of some interbank offered rates with alternative benchmark rates.

The Phase 2 Amendments provide a practical expedient requiring the effective interest rate to be adjusted when accounting for changes in the basis for determining the contractual cash flows of financial assets and liabilities that relate directly to the Reform rather than applying modification accounting which might have resulted in a gain or loss. In addition, the Phase 2 Amendments require disclosures to assist users in understanding the effect of the Reform on the Company's financial instruments and risk management strategy. The debt as defined in note 5 is indexed to London interbank offered rates ("LIBOR") that have not yet transitioned to alternative benchmark rates at the end of the current reporting period.

3. CRITICAL JUDGMENTS AND ESTIMATES

The preparation of these consolidated financial statements in accordance with IFRS requires management to make judgments, estimates, and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenditures during the year.

These judgments and estimates are continuously evaluated and are based on management's experience and knowledge of the relevant facts and circumstances. Actual results may differ from the estimates. Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively. Information about such judgments and estimates is contained in the description of accounting policies (note 2) and/or other notes to the financial statements. Management has made the following critical judgments and estimates:

16

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021

3. CRITICAL JUDGMENTS AND ESTIMATES (continued)

Critical judgments in applying accounting policies

The critical judgments that the Company's management has made in the process of applying the Company's accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company's consolidated financial statements are as follows:

Assessment of impairment indicators of non-current assets

Management assesses whether any indication of impairment exists at the end of each reporting period. Judgment is required in assessing whether certain factors would be considered an indicator of impairment. We consider both internal and external information to determine whether there is an indicator of impairment and, accordingly, whether impairment testing is required. The information we consider in assessing whether there is an indicator of impairment includes, but is not limited to, significant decreases in future gold and silver prices, increases in future capital and operating cost estimates, decreases in estimated mineral reserves and resources, and increases in the discount rate. No impairment indicators were identified by management as of December 31, 2021.

Functional currency

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The Company had determined that the functional currency of the parent entity to be C$ and its subsidiaries to be US$. Determination of functional currency may involve certain judgments to determine the primary economic environment, and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

Key sources of estimation uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company's assets and liabilities in the next 12 months are as follows:

Collectability and classification of VAT receivable

VAT receivable is collectible from the government of Mexico. The collection of VAT is subject to risk due to the complex application and collection process and therefore, risk related to the collectability and timing of payment from the Mexican government. The Company uses its best estimates based on the facts known at the time and its experience to determine its best estimate of the collectability and timing of these recoveries. Changes in the assumptions regarding collectability and the timing of collection could impact the valuation and classification of VAT receivable. At December 31, 2021, the current portion of VAT receivable was estimated to be $10,211.

Impairment of non-current assets

Non-current assets are tested for impairment when indicators of impairment are present. Calculating the estimated fair values of cash generating units for non-current asset impairment tests requires management to make estimates and assumptions with respect to future silver and gold prices; future capital cost estimates; operating cost estimates; reductions in the estimated mineral reserves and resources; and, the discount rate. Reductions in metal price forecasts; increases in estimated future costs of production; increases in estimated future non-expansionary capital expenditures; reductions in the amount of recoverable resources, and exploration potential; and/or adverse current economics can result in a write-down of the carrying amounts of the Company's non-current assets.

Estimate of reclamation and closure cost provision

The Company's provision for reclamation and closure costs represents management's best estimate of the present value of the future cash outflows required to settle the liability which reflects estimates of future costs, the timing of the cash flows associated with the future costs, inflation, and movements in foreign exchange rates when liabilities are anticipated to be settled in a currency other than US$. Cost estimates can vary in response to many factors including changes to the relevant legal requirements, whether closure plans achieve intended reclamation goals, the emergence of new restoration techniques, or experience at other mine sites, local inflation rates, and foreign exchange rates. The expected timing of expenditures can also change, for example, in response to changes in mineral reserves, production rates, or economic conditions. The Company's assumptions are reviewed at the end of each reporting period and adjusted to reflect management's current best estimate and changes in any of the aforementioned factors can result in a material change to the provision recognized by the Company.
17

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021

4. MINERAL PROPERTY, PLANT, AND EQUIPMENT

	Property and equipment	Construction in progress(1)	Mineral property	Exploration and evaluation assets	Total
Cost
At December 31, 2019	$2,471	$-	$-	$4,226	$6,697
Additions	1,808	27,071	-	2,362	31,241
Transfers	(232)	232	4,092	(4,092)	-
Effect of foreign currency translation	134	1,465	220	(8)	1,811
At December 31, 2020	4,181	28,768	4,312	2,488	39,749
Additions	9,553	60,598	57,973	-	128,124
Transfers	5,083	(5,083)	-	-	-
At December 31, 2021	$18,817	$84,283	$62,285	$2,488	$167,873

Accumulated depreciation
At December 31, 2019	$(317)	$-	$-	$-	$(317)
Depreciation for the year	(395)	-	-	-	(395)
Effect of foreign currency translation	(28)	-	-	-	(28)
At December 31, 2020	(740)	-	-	-	(740)
Depreciation for the year	(1,447)	-	-	-	(1,447)
At December 31, 2021	$(2,187)	$-	$-	$-	$(2,187)

Carrying amounts
At December 31, 2020	$3,441	$28,768	$4,312	$2,488	$39,009
At December 31, 2021	$16,630	$84,283	$62,285	$2,488	$165,686

Effective December 29, 2020, the Company determined that the technical feasibility and commercial viability of the Las Chispas Project had been demonstrated based on the substantial amount of work that had been completed on the Las Chispas Feasibility Study, at that time. The Company received the approval of the Board of Directors to enter into an engineering, procurement, and construction ("EPC") agreement to commence the construction of the process plant. Accordingly, the Company transferred the capitalized costs of the Las Chispas Project from exploration and evaluation assets to mineral property and began to capitalize development costs.

On December 31, 2020, the Company's subsidiary entered into the EPC agreement with Ausenco Engineering Canada Inc. and its affiliate ("Ausenco") to construct a 1,250 tonne per day process plant at Las Chispas. The EPC agreement has a fixed price of $76,455 and at December 31, 2021, the Company had incurred $68,580 in milestone payments (2020 - $23,151) which were recorded as construction in progress.

At December 31, 2021, the Company had committed to incur an additional $8,930 (note 11), including $7,875 to Ausenco, of costs related to construction in progress.

5. DEBT

On December 31, 2020, the Company's subsidiary entered into a credit agreement for a secured project financing facility (the "facility") for the Las Chispas Project of up to $120,000. The Company drew $30,000 on December 31, 2020, as required, and made drawdowns of $30,000 on both August 31, 2021 and December 30, 2021. The remaining $30,000 is available until August 31, 2022.

All amounts borrowed under the facility are due on December 31, 2024. The Company may voluntarily prepay amounts borrowed under the facility but would incur fees of 3.0% or 1.5% of the prepaid principal amount if prepaid before December 31, 2023 or December 31, 2024, respectively. During 2021, the Company did not prepay any borrowed amounts.

Amounts borrowed under the facility incur interest at a rate of 6.95% per annum plus the greater of either 3-month LIBOR (or agreed upon equivalent) or 1.5%. Interest is payable quarterly, and the Company has the option to defer interest payments until after the availability period which, subject to the draw-down schedule noted above, is December 31, 2020 to August 31, 2022. During 2021, the Company did not exercise its option to defer interest payments and made interest payments of $3,436.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021

5.          DEBT (continued)

In August 2020, the IASB issued Interest Rate Benchmark Reform - Phase 2, which amends IFRS 9 - Financial Instruments, and addresses how to account for changes in contractual cash flows that may result due to the transition from LIBOR to alternative interest rate benchmarks. At December 31, 2021, the Company and the lender had not agreed upon an equivalent benchmark to 3-month LIBOR. The Company anticipates a replacement benchmark will be determined in 2022. However, once a new benchmark is agreed upon, the Company may be required to re-estimate the contractual cash flows based on a new effective interest rate which could result in an adjustment to the carrying value of the debt.

All debts under the facility are guaranteed by the Company and its subsidiaries and secured by the assets of the Company and pledges of the securities of the Company's subsidiaries. In connection with the facility, the Company must also maintain a certain working capital ratio and adhere to other non-financial covenants. As at December 31, 2021, the Company was in compliance with these covenants.

The debt has been recorded at amortized cost, net of transaction costs, and will be accreted to face value over the life of the debt using the effective interest rate method. During 2021, interest cost recorded on the facility of $3,703 was capitalized to mineral property.

The Company paid a 3% arrangement fee of $3,600 on December 31, 2020 of which $900 was recorded as a transaction cost and $2,700 was recorded as a prepaid expense, in proportion to the amount of debt drawn on the facility. The Company also incurred $531 in related transaction costs of which $133 was recorded as a transaction cost and $398 was recorded as a prepaid expense (on the same pro rata basis). During 2021, the Company recorded transaction costs of $2,066 in proportion to the amount of debt drawn on the facility.

A summary of debt transactions is as follows:

	2021	2020
Balance, beginning of year	$28,967	$-
Drawdown	60,000	30,000
Interest expense (capitalized to mineral property, plant and equipment)	3,703	-
Interest payment	(3,436)	-
Transaction costs	(2,066)	(1,033)
Balance, end of year	$87,168	$28,967

6. RECLAMATION AND CLOSURE PROVISION

Changes to the reclamation and closure provision during the year were as follows:

2021
Balance, beginning of year	$-
Reclamation and closure provision capitalized to mineral property, plant, and equipment	2,713
Balance, end of year	$2,713

The reclamation and closure cost provision is calculated as the present value of estimated future net cash outflows based on the following key assumptions:

● The discount rate used in discounting the estimated reclamation and closure cost provision was 5.5% during 2021.

● The majority of the expenditures are expected to occur in 2031.

● A 1% change in the discount rate would result in an approximately $200 increase or decrease in the provision, while holding other assumptions consistent.

The undiscounted value of the reclamation and closure provision is estimated to be $4,357 which is calculated using a long-term inflation rate assumption of 3.0% to 4.5%.
19

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021

7. RELATED PARTY TRANSACTIONS

Professional fees

During 2021 and 2020, the Company had the following transactions with Koffman Kalef LLP, a law firm of which the Company's Corporate Secretary is a partner.

	2021	2020
Professional fees - expense	105	307
Professional fees - capital stock issuance costs	250	113

	December 31, 2021	December 31, 2020
Payable to Koffman Kalef LLP	6	25

Key management compensation

The Company's key management personnel have authority and responsibility for planning, directing, and controlling the activities of the Company and include the Company's Chief Executive Officer ("CEO"), President, Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), and directors. Key management personnel compensation is summarized as follows:

		Expensed
	Mineral property, plant, and equipment	Remuneration	Exploration and evaluation expenditures	Total
2021
Management fees(1)	$328	$227	$213	$768
Management remuneration(2)	744	629	34	1,407
Director fees	-	282	-	282
Share-based compensation - stock options	445	462	101	1,008
Share-based compensation - restricted share units	2	2	1	5
	$1,519	$1,602	$349	$3,470

2020
Management fees(1)	$-	$142	$432	$574
Management remuneration(2)	-	605	447	1,052
Director fees	-	170	-	170
Share-based compensation	-	852	583	1,435
	$-	$1,769	$1,462	$3,231

(1) Total management fees and short-term benefits were paid to a company controlled by the CEO.

(2) Remuneration and short-term benefits were paid to the President, CFO, and COO.
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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021

7. RELATED PARTY TRANSACTIONS (continued)

Other transactions

● The Company has an employee providing technical services who is an immediate family member of the CEO. During 2021 and 2020, the Company recorded the following for this employee:

		Expensed
	Mineral property, plant, and equipment	Remuneration	Exploration and evaluation expenditures	Total
2021
Remuneration	$87	$16	$58	$161
Share-based compensation	41	8	28	77
	$128	$24	$86	$238

2020
Remuneration	$-	$29	$116	$145
Share-based compensation	-	$17	69	86
	$-	$46	$185	$231

● The Company recorded a loan receivable due from an officer of the Company. The loan accrues interest at a rate of 2% per annum and is due December 31, 2022. The loan receivable balance is as follows:

	December 31, 2021	December 31, 2020
Loan receivable	44	97

● The Company has an allocation of costs agreement with Goldsource Mines Inc. ("Goldsource"), a company related by common directors and officers, whereby the Company shares salaries, administrative services, and other expenses. Amounts allocated to Goldsource are due at the end of each fiscal quarter and accrue interest at a rate of 1% per month, if in arrears for greater than 30 days. During 2021 and 2020, the following transactions occurred:

	2021	2020
Costs allocated to Goldsource	94	99

	December 31, 2021	December 31, 2020
Receivable from Goldsource	23	26

8. CAPITAL STOCK

Authorized shares

The Company's authorized capital stock consists of an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value.

Issued and outstanding

As of December 31, 2021, the Company had 145,648,764 common shares and no preferred shares outstanding.

2021

In February 2021, the Company completed a prospectus offering of 15,007,500 common shares at a price of US$9.20 per common share for gross proceeds of $138,069. The Company incurred $6,645 of related capital stock issue costs.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021

8.          CAPITAL STOCK (continued)

Issued and outstanding (continued)
2021 (continued)

The Company also issued 1,311,633 common shares at prices ranging from C$1.88 per share to C$8.24 per share for gross proceeds of $2,754 upon the exercise of stock options.

2020

The Company completed private placements for a total of 18,881,366 common shares at prices ranging from C$7.28 to C$7.50 per common share for total gross proceeds of $105,264. The Company incurred $1,497 of related capital stock issue costs.

The Company also issued 2,927,250 common shares at prices ranging from C$0.16 to C$8.24 per common share for gross proceeds of $3,546 upon the exercise of stock options and 50,000 common shares at a price of C$4.03 per common share upon the exercise of warrants for gross proceeds of $150. Accordingly, the Company reallocated $2,199 from reserves to capital stock.

Stock options

During 2021, the Company amended its Stock Option Plan to a "rolling 5.5%" plan which authorizes the grant of stock options to directors, officers, employees, and consultants, enabling them to acquire common shares of the Company to a collective maximum of 5.5% (previously 10.0%) of the then issued and outstanding common shares. The exercise price of any option is the market price of the Company's stock as at the date of the grant. The options can be granted for a maximum term of ten years with vesting determined by the Board of Directors.

A summary of the Company's stock option transactions during the year is as follows:

	2021		2020
	Number of	Weighted average	Number of	Weighted average
	options	exercised price (C$)	options	exercised price (C$)
Outstanding, beginning of year	6,031,500	$4.55	8,758,750	$3.38
Granted	1,562,500	10.36	225,000	12.25
Exercised*	(1,311,633)	2.63	(2,927,250)	1.63
Forfeited	(65,667)	8.80	(25,000)	8.21
Outstanding, end of year	6,216,700	$6.37	6,031,500	$4.55

*During 2021, the weighted average market value of the Company's shares at the dates of exercise was C$11.04 (2020 - C$11.25).

During 2021, the Company granted 1,562,500 stock options to officers, employees, and contractors with exercise prices ranging from C$9.79 to C$10.87 and expiring five years from the grant date. These options vest over a 3-year period with 1/3 vesting after each of one year, two years, and three years after the grant date, respectively.

During 2020, the Company granted 225,000 stock options to directors, officers, and employees with exercise prices ranging from C$11.22 to C$12.63 per share and expiring five years from the grant date. These options vest over a 3-year period with 1/3 vesting after each of one year, two years, and three years after the grant date, respectively.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021

8.          CAPITAL STOCK (continued)

Stock options (continued)

Stock options outstanding and exercisable as of December 31, 2021 are as follows:

		Options outstanding		Options exercisable
	Exercise	Number of shares	Remaining life	Number of shares
Expiry date	price (C$)	issuable on exercise	(years)	issuable on exercise
August 4, 2022	$1.88	397,500	0.59	397,500
January 2, 2023	$1.84	350,000	1.01	350,000
January 4, 2023	$1.94	570,000	1.01	570,000
November 13, 2023	$3.30	172,500	1.87	172,500
December 14, 2023	$3.24	1,235,000	1.95	1,235,000
May 30, 2024	$4.54	110,250	2.41	110,250
September 4, 2024	$8.21	850,000	2.68	850,000
December 19, 2024	$8.24	757,950	2.97	501,699
September 14, 2025	$12.53	150,000	3.71	50,000
November 11, 2025	$12.63	25,000	3.87	8,333
December 7, 2025	$11.22	50,000	3.94	16,667
February 25, 2026	$10.87	742,000	4.16	-
July 26, 2026	$9.97	100,000	4.57	-
August 3, 2026	$10.80	52,500	4.59	-
December 21, 2026	$9.79	654,000	4.98	-
		6,216,700		4,261,949

The weighted average remaining life of options outstanding is 2.67 years.

Share-based compensation

The fair value of options granted during 2021 and 2020 was estimated using the Black-Scholes Option Pricing Model using the following weighted average assumptions:

	2021	2020
Expected option life (years)	3.56	3.56
Expected volatility	54.90%	54.09%
Expected dividend yield	-	-
Risk-free interest rate	0.72%	0.34%
Expected forfeiture rate	1.00%	1.00%
Fair value per option (C$)	$4.12	$4.76
Total fair value	$5,137	$798

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021

8.          CAPITAL STOCK (continued)

Share-based compensation (continued)

A summary of the Company's share-based compensation for options vested during the year is as follows:

	2021	2020
Portion of options granted during 2019 which vested in the year
Share-based compensation expense	$209	$1,207
Exploration and evaluation expenditures	81	1,224
Mineral property, plant, and equipment	316	-
Subtotal, options granted during 2019	606	2,431

Vested portion of options granted during 2020
Share-based compensation expense	226	78
Exploration and evaluation expenditures	55	36
Mineral property, plant, and equipment	174	-
Subtotal, options granted during 2020	455	114

Vested portion of options granted during 2021
Share-based compensation expense	414	-
Exploration and evaluation expenditures	154	-
Mineral property, plant, and equipment	902	-
Subtotal, options granted during 2021	1,470	-

Subtotal, share-based compensation expense	849	1,285
Subtotal, exploration and evaluation expenditures	290	1,260
Subtotal, mineral property, plant, and equipment	1,392	-
Total share-based compensation on vested options	$2,531	$2,545

Share-based compensation expense
Share-based compensation expense - stock options	$849	$1,285
Share-based compensation expense - deferred share units	869	176
Share-based compensation expense - restricted share units	3	-
Total, share-based compensation expense	$1,721	$1,461

Share-based payment reserve

The share-based payment reserve records items recognized as share-based compensation. At the time that stock options are exercised, the corresponding amount is reallocated to share capital or, if cancelled or expired, the corresponding amount is reallocated to deficit.

A summary of share-based payment reserve transactions is as follows:

	2021	2020
Balance, beginning of year	$8,978	$8,668
Share-based compensation, stock options	2,531	2,545
Stock options exercised, reallocated to capital stock	(1,619)	(2,199)
Stock options forfeited, reallocated to deficit	(108)	(36)
Balance, end of year	$9,782	$8,978

24

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021

8.          CAPITAL STOCK (continued)

Share unit plan

On June 15, 2021, the shareholders of the Company approved the adoption of a new Equity Share Unit Plan for the Company (the "SU Plan") pursuant to which the Company may grant share units ("SUs"), including restricted share units ("RSUs"), performance share units and deferred share units ("new DSUs"). The SU Plan provides for up to 1.5% of the outstanding common shares of the Company from time to time to be issuable to settle share units granted under the SU Plan. With the implementation of the SU Plan, the Company's former cash-settled DSU plan ("old DSU plan") was phased out and no new awards of DSUs will be granted under that plan ("old DSUs").

The SUs will be subject to any combination of time-based vesting and performance-based vesting conditions as the Board of Directors shall determine from time to time. Unless set forth in the particular award agreement, the Board of Directors may elect one or any combination of the following settlement methods for the settlement of SUs: issuing shares from treasury, causing a broker to purchase shares on the TSX; and/or paying cash. While the SUs issued during 2021 did not specify a method of settlement, the Company determined that at least a portion would be settled by a brokered purchase or cash. Accordingly, the Company recorded the value of SUs issued during the year as an accrued liability.

DSUs

Old DSU plan

During 2019, the Board of Directors approved the old DSU plan. Each old DSU entitles the holder to receive cash equal to the current market value of the equivalent number of common shares of the Company. Old DSUs vest immediately and become payable upon the retirement of the holder. The share-based compensation expense related to old DSUs is calculated using the fair value method based on the market price of the Company's shares at the end of each reporting period. As old DSUs are cash settled, the Company records a corresponding liability in accounts payable and accrued liabilities. Old DSUs will remain in effect but no further old DSUs may be awarded under the old DSU plan as the Company adopted the SU Plan (see above).

During 2021, the Company issued 57,000 old DSUs (excluding new DSUs) to directors of the Company as compensation for service in 2020. During 2020, the Company issued 6,000 old DSUs to a director upon their appointment to the Board.

New DSUs

During 2021, the Company issued a total of 66,000 new DSUs to directors of the Company. New DSUs vest immediately and become payable upon the retirement of the holder. The share-based compensation expense related to new DSUs was calculated using the fair value method based on the market price of the Company's shares at the end of each reporting period and the Company records a corresponding liability in accounts payable and accrued liabilities.

Share-based compensation expense and accrued DSU liability

As of December 31, 2021, the market value of the Company's common shares was C$10.00 (2020 - C$14.19). Accordingly, during 2021, the Company recorded share-based compensation expense of $869 (2020 - $176), including an expense of $981 from all DSUs granted during 2021 offset by a recovery of $112 from old DSUs previously granted. At December 31, 2021, the Company recorded an accrued liability of $1,234 (2020 - $373) for all DSUs.

The following table summarizes the change in the accrued DSU liability:

	2021	2020
Outstanding, beginning of year	$373	$186
Change in accrued DSU liability	869	176
Effect of foreign currency translation	(8)	11
Outstanding, end of year	$1,234	$373

25

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021

8.          CAPITAL STOCK (continued)

RSUs

During 2021, the Company issued a total of 83,500 RSUs to officers and employees of the Company. These RSUs vest over a 3-year period with 1/3 of the options vesting after each of one year, two years, and three years after the grant date, respectively. Share-based compensation of RSUs is calculated using the fair-value method based on the market price of the Company's shares at the grant date and is recorded over the vesting period. Where RSUs are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant date fair value. Share-based compensation is recognized over the tranche's vesting period as either an expense, exploration and evaluation expenditure, or capitalized as mineral property, plant, and equipment, with a corresponding change in accrued liabilities. The value of vested RSUs is remeasured at each reporting date to the current market price of the Company's shares.

As of December 31, 2021, the market value of the Company's common shares was C$10.00. Accordingly, during 2021, the Company recorded share-based compensation of $11, including an expense of $3, exploration and evaluation expenditures of $2, and mineral property, plant, and equipment of $6. As at December 31, 2021, the Company recorded an accrued liability of $11 for RSUs.

The following table summarizes the change in the accrued RSU liability:

	2021	2020
Outstanding, beginning of year	$-	$-
Change in accrued RSU liability	11	-
Outstanding, end of year	$11	$-

9.          INCOME TAXES

The income taxes recognized in loss and comprehensive loss are as follows:

	2021	2020
Current tax expense	$384	$-

The provision for income taxes reported differs from the amounts computed by applying statutory tax rates to the loss before tax due to the following:

	2021	2020
Loss for the year before income taxes	$(22,380)	$(59,932)
Statutory tax rate	27%	27%

Recovery of income taxes computed at statutory rates	(6,043)	(16,182)
Share based payments	921	734
Mexican inflationary adjustments	1,642	47
Differing effective tax rate on loss in foreign jurisdiction	(955)	(1,594)
Impact of share issuance costs	(1,794)	(404)
Unrecognized deferred tax assets	1,600	17,010
Impact of foreign exchange and other	5,013	389
Total income tax expense (recovery)	$384	$-

26

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021
9.          INCOME TAXES (continued)

The approximate tax effect of each item that gives rise to the Company's recognized deferred tax assets and liabilities as at December 31, 2021 and 2020 is as follows:

	2021	2020
Deferred income tax assets
Exploration and evaluation assets	$34	$-
Non-capital losses	40	-
Financing fees	858	229
	932	229

Deferred income tax liabilities
Mineral property, plant, and equipment	(496)	(90)
Debt	(436)	(139)
	(932)	(229)
Net deferred income tax liability	$-	$-
The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:
	2021	2020
Non-capital losses	$18,786	$12,207
Mineral property, plant and equipment	15,638	22,085
Financing fees	2,585	1,377
Other	1,384	1,124
Unrecognized deferred tax assets	(38,393)	(36,793)
Total	$-	$-

At December 31, 2021, the Company had non-capital loss carry forwards of approximately $618 (2020 - $3,920), which expire in 2040, available to offset future taxable income in Canada. The Company also had non-capital loss carry forwards of approximately $62,173 (2020 - $37,165), which expire between 2027 and 2031, available to offset future taxable income in Mexico.

10. SEGMENTED INFORMATION

During 2021, the Company had two operating segments: the Las Chispas Project and the El Picacho Property ("Picacho"), which is in the exploration phase. Corporate includes the corporate team that provides administrative, technical, financial, and other support to the Company's business units.

Significant information relating to the Company's reportable operating segments during 2021 is summarized below:

	Las Chispas	Picacho	Corporate	Total
Loss for the year	$-	$(10,411)	$(12,353)	$(22,764)

Additions to:
Development	$57,973	$-	$-	$57,973
PPE	70,151	-	-	70,151
Total capital additions	$128,124	$-	$-	$128,124

Total assets	$181,318	$2,489	$185,170	$368,977
Total liabilities	$95,716	$1,248	$3,743	$100,707

27

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021

10. SEGMENTED INFORMATION (continued)

Prior to 2021, the Company operated in one reportable segment, being the acquisition, exploration, and development of mineral property interests in Mexico. Geographical segmented information is presented as follows:

	Canada	Mexico	Total
Loss

2021
Loss for the year	$12,107	$10,657	$22,764

2020
Loss for the year	$5,315	$54,617	$59,932

Non-current assets

2021
Value-added taxes receivable	$-	$13,082	$13,082
Deposits	$92	$-	$92
Mineral property, plant and equipment	$181	$165,505	$165,686

2020
Value-added taxes receivable	$-	$12,198	$12,198
Deposits	$73	$-	$73
Mineral property, plant and equipment	$292	$38,717	$39,009

11. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

The Company is exposed to various financial instrument risks and assesses the impact and likelihood of this exposure. These risks include liquidity, foreign currency, and credit and interest rate risks. Where material, these risks are reviewed and monitored by the Board of Directors.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. The Company's cash and cash equivalents are invested in business accounts with quality financial institutions and are available on demand to fund the Company's operations.

The Company enters into contracts that give rise to commitments in the normal course of business. The following table summarizes the remaining contractual maturities of the Company's financial liabilities, operating and capital commitments, shown in contractual undiscounted cash flows, at December 31, 2021:

	Less than 1 year	Between 1 - 3 years	Between 4 - 5 years	After 5 years	Total
Accounts payable and accrued liabilities	$10,385	$-	$-	$-	$10,385
Lease liabilities	186	142	81	148	557
Credit facility(1)	7,711	104,918	-	-	112,629
Reclamation and closure provision(2)	-	-	-	4,357	4,357
TOTAL	$18,282	$105,060	$81	$4,505	$127,928

(1) Debt interest payments calculated based on interest rate in effect on December 31, 2021. Interest rate may vary (note 5).

(2) Estimated undiscounted cash flows.

The Company believes its cash and cash equivalents at December 31, 2021 of $176,515 is sufficient to settle its commitments through the next 12 months.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021

11. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Foreign currency risk

The Company operates in Canada and Mexico and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies. The operating results and the financial position of the Company are reported in US$. The functional currency of the parent entity is C$ and therefore the Company is exposed to foreign currency risk from financial instruments denominated in currencies other than C$. The functional currency of the Company's subsidiaries is US$ and therefore the Company's subsidiaries are exposed to foreign currency risk from financial instruments denominated in currencies other than US$.

The Company is exposed to foreign currency risk through the following financial assets and liabilities, expressed in US$:

	US Dollar	Mexican Peso	Total
December 31, 2021
Cash and cash equivalents	$128,144	$218	$128,362
Amounts receivable	20	-	20
Value-added taxes receivable	-	23,270	23,270
Total financial assets	128,164	23,488	151,652
Less: accounts payable and accrued liabilities	7,382	(1,896)	5,486
Net financial assets	$135,546	$21,592	$157,138

The Company is primarily exposed to fluctuations in the value of C$ against US$ and US$ against Mexican pesos ("MX$"). With all other variables held constant, a 1% change in C$ against US$ or US$ against MX$ would result in the following impact on the Company's net loss for the year:

December 31, 2021
C$/US$exchange rate - increase/decrease 1%	$1,355
US$/MX$exchange rate - increase/decrease 1%	$216

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and amounts receivable. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and cash equivalents with high-credit quality financial institutions. At December 31, 2021, the amounts receivable balance of $88 (2020 - $342) consisted primarily of $67 (2020 - $123) due from related parties (note 7) and interest receivable of $20 (2020 - $218) on short-term interest bearing instruments. The Company has not recognized any expected credit losses with respect to interest receivable as the amounts are due from high-credit quality financial institutions and the risk of default is considered negligible. The carrying amount of financial assets, as stated in the consolidated statement of financial position, represents the Company's maximum credit exposure.

Interest rate risk

Interest rate risk is the risk that the fair values or future cash flows of the Company's financial instruments will fluctuate because of changes in market interest rates. The Company's exposure to interest rate risk arises primarily from the interest rate impact on its cash and cash equivalents and debt. The Company's cash and cash equivalents are held or invested in highly liquid accounts with both floating and fixed rates of interest, in order to achieve a satisfactory return for shareholders.

At December 31, 2021, the weighted average interest rate earned on the Company's cash and cash equivalents was 0.51%. With all other variables unchanged, a one percentage point change in interest rates would result in approximately a $1,647 decrease ($677 increase) in the Company's net and comprehensive loss for the year.

The Company's debt has an interest rate of 6.95% per annum plus the greater of either 3-month LIBOR or 1.5%. At December 31, 2021, 3-month LIBOR was 0.21% and as a result, a one percentage point change in interest rates would have no impact on the Company's net and comprehensive loss for the period, as the debt's interest rate would be unchanged. Due to upcoming LIBOR reforms, the interest rate of the Company's debt may change upon the transition to the successor interest rate benchmark to 3-month LIBOR.

29

SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021
11.          FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS (continued)

Financial instruments carrying value and fair value

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, lease liabilities, and debt.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. The level of measurement for each financial instrument is determined by the lowest level of significant inputs.

The carrying value of amounts receivable and accounts payable and accrued liabilities (except as noted) approximate their fair values due to the short-term nature of these instruments. In relation to the Company's SU plan (note 8), the Company recorded the fair value of SUs in accounts payable and accrued liabilities. The Company's accounts payable and accrued liabilities related to SUs are measured using level 2 inputs. The carrying values of lease liabilities and debt approximate their fair values as a result of relatively unchanged interest rates since inception of the lease liabilities and debt.

The following table summarizes the carrying value and fair value, by level, of the Company's financial instruments. It does not include fair value information for financial instruments not measured at fair value if the carrying amount reasonably approximates the fair value because of their short-term nature.

	Carrying value		Fair value
	Fair value through
	profit and loss	Amortized cost	Level 1	Level 2	Level 3
December 31, 2021
Financial assets
Amounts receivable	$-	$88	$-	$-	$-

Financial liabilities
Accounts payable and accrued liabilities	(1,245)	(9,140)	-	(1,245)	-
Lease liabilities	-	(441)	-	-	(441)
Debt	-	(87,168)	-	-	(87,168)
Net financial instruments	$(1,245)	$(96,661)	$-	$(1,245)	$(87,609)

December 31, 2020
Financial assets
Amounts receivable	$-	$342	$-	$-	$-

Financial liabilities
Accounts payable and accrued liabilities	(373)	(13,039)	(373)	-	-
Lease liabilities	-	(310)	-	-	(310)
Debt	-	(28,967)	-	-	(28,967)
Net financial instruments	$(373)	$(41,974)	$(373)	$-	$(29,277)

12. MANAGEMENT OF CAPITAL

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern in order to support the exploration and evaluation and development of its mineral properties. The capital of the Company consists of items included in shareholders' equity. The Company manages and adjusts its capital structure when changes to the risk characteristics of the underlying assets or changes in economic conditions occur. To maintain or adjust the capital structure, the Company may attempt to raise new funds.

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SILVERCREST METALS INC. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS UNLESS OTHERWISE STATED) YEAR ENDED DECEMBER 31, 2021

12. MANAGEMENT OF CAPITAL (continued)

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets which are revised periodically based on the results of its exploration programs, the progress of its mine development and plant construction, the availability of financing, and industry conditions. There are no external restrictions on the Company's expenditures other than the Company may not spend more than $30,000 of the debt (note 5) proceeds on property acquisitions or exploration. This restriction remains in place until the debt is fully repaid on or before December 31, 2024.

The Company's investment policy is to invest any excess cash in liquid short-term interest-bearing instruments. When utilized, these instruments are selected with regard to the expected timing of expenditures from continuing operations. The Company expects to have sufficient funds to meet its planned administrative overhead expenses and exploration and development plans for 2022. Actual funding requirements may vary from those planned due to several factors, including the progress and results of exploration and drilling activities, mine development activities, and process plant construction and commissioning. The exploration and development of the Company's properties may be dependent upon the Company's ability to obtain financing through equity or debt, and there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable to the Company.

13.          SUBSEQUENT EVENTS

Subsequent to December 31, 2021, the following occurred:

● The Company issued 220,000 common shares at prices ranging from C$1.84 to C$8.24 per share for gross proceeds of $492 upon the exercise of stock options.

● The Company cancelled 15,000 stock options with an exercise price of C$10.80 that were forfeited.
31